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                                                                 Exhibit (d)(1)

                      MGF TENDER AND STANDSTILL AGREEMENT

This Agreement ("Agreement") is made and entered into effective as of the 4th day of October 2007 by and between Massachusetts Financial Services Company ("MFS"), a Delaware corporation, having its principal place of business at 500 Boylston Street, Boston, MA 02116, and Bulldog Investors General Partnership, a New York general partnership, having a place of business at Park 80 West, Plaza Two, Suite 750, Saddle Brook, NJ 07663, and its officers, directors, partners, employees, and "affiliated persons" (as that term is defined in the Investment Company Act of 1940) (collectively "Bulldog").

         WHEREAS, MFS is a registered investment adviser that acts as adviser to MFS Government Markets Income Trust ("MGF," or the "Trust");

         WHEREAS, on March 7, 2007, Bulldog submitted a precatory shareholder proposal for inclusion in the proxy statement of the Trust relating to the Trust's 2007 annual meeting of shareholders, requesting that the Trust's Board of Trustees "promptly take the steps necessary to open end the Trust or otherwise enable shareholders to realize net asset value ('NAVY) for their shares," as subsequently revised on May 12, 2007 (the "Bulldog Proposal");

         WHEREAS, the Bulldog Proposal was included in the Trust's definitive proxy statement filed with the SEC on September 14, 2007 ("Proxy Statement"), as amended from time to time;

         WHEREAS, the Proxy Statement also included as Item 1 a proposal to elect Robert J. Manning, Lawrence H. Cohn, M.D., Lawrence T. Perera, and Laurie
J. Thompsen (the "Incumbent Trustees") as Trustees of the Trust and as Item 2 a "proposal to amend the Trust's fundamental investment policy concerning borrowing" to permit the Trust to use leverage (the "Leverage Proposal");

         WHEREAS, on September 12, 2007, Bulldog filed a preliminary proxy statement with the SEC ("Bulldog Proxy Statement") and included as Proposal 1 a proposal to elect each of Andrew Dakos, Phillip Goldstein, Gerald Hellerman, and Rajeev Das (the "Bulldog Nominees") as a Trustee of the Trust;

         WHEREAS, on September 12 and 28, 2007, Bulldog made SEC filings relating to a tender offer for 5,000,000 common shares of the Trust at 96.25% of NAV on November 9, 2007, subject to certain conditions including the absence of a competing tender offer (the "Bulldog Offer");

         WHEREAS, the parties to this Agreement wish to resolve disputed matters concerning the Bulldog Proposal, the Bulldog Offer, the Bulldog Nominees, and the Leverage Proposal;

         NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and other good and valuable consideration, the parties agree as follows:

1. RECOMMENDATION TO TRUSTEES. MFS agrees to recommend that the Board of Trustees of the Trust approve a tender offer by the Trust for 37.5% of its issued and outstanding common shares at a price equal to 99% of net asset value ("NAV") to expire as of market close on November 14, 2007, subject to substantially the same the conditions as are set forth in Appendix A hereto (the "MGF Tender");

2. BULLDOG OBLIGATIONS. Upon public announcement by the Trust of its intention to commence the MGF Tender (the "Announcement"):

    a) Bulldog shall take all necessary steps to withdraw the Bulldog Proposal within 1 business day of the Announcement;

    b) Bulldog shall take all necessary steps to terminate the Bulldog Offer within 1 business day of the Announcement;

    c) Bulldog shall take all necessary steps to withdraw the Bulldog Nominees as nominees for Trustee of the Trust within 1 business day of the Announcement;

    d) Bulldog shall agree to vote at the Trust's November 1 annual meeting FOR the Leverage Proposal and, at MFS's election, shall advocate in a manner not unacceptable to MFS that other shareholders vote FOR the Leverage Proposal;

    e) Bulldog shall, for a period of five years from the time that the MGF Tender is consummated, (i) refrain from directly or indirectly making or supporting any shareholder proposals concerning the Trust, (ii) vote in accordance with MFS's recommendations on any matters affecting the Trust, (iii) refrain from directly or indirectly soliciting or encouraging others to vote against MFS's recommendations on any matters affecting the Trust; and (iv) refrain from directly or indirectly proposing, or making any filing with respect to, any form of business combination, restructuring, recapitalization, dissolution or similar transaction involving the Trust, including, without limitation, a merger, tender or exchange offer, open-ending, share repurchase or liquidation of the Trust's assets.

    f) Bulldog shall, for a period of 18 months from the time that the MGF Tender is consummated, (i) refrain from directly or indirectly making or supporting any shareholder proposals concerning any other existing or future MFS-advised closed-end funds ("Other MFS Funds"), (ii) vote in accordance with MFS's recommendations on any matters affecting the Other MFS Funds, (iii) refrain from directly or indirectly soliciting or encouraging others to vote against MFS's recommendations on any matters affecting the Other MFS Funds; and (iv) refrain from directly or indirectly proposing, or making any filing with respect to, any form of business combination, restructuring, recapitalization, dissolution or similar transaction involving the Other MFS Funds, including, without limitation, a merger, tender or exchange offer, open-ending, share repurchase or liquidation of the Other MFS Funds' assets.

3. NO DISPARAGEMENT. For a period of 18 months from the date of this Agreement, each party hereto shall refrain from directly or indirectly disparaging, impugning, or taking any action reasonably likely to damage the reputation of the other party or the Trustees of the Trust with respect to the MGF Tender and the matters that are the subject of the Proxy Statement, the Bulldog Offer, and the Bulldog Proposal. The foregoing shall not apply to any compelled testimony or production of information, either by legal process, subpoena, or as part of a response to a request for information from any governmental authority with jurisdiction over the party from whom information is sought.

4. NO ASSIGNMENT. This Agreement shall be binding upon the parties and their respective legal successors and permitted assigns. Neither party may assign this Agreement without the prior written consent of the other party and any such attempted assignment shall be void.

5. APPLICABLE LAW. The validity of this Agreement, the construction and enforcement of its terms, and the interpretations of the rights and duties of the parties shall be governed by the laws of the State of New York, without regard to conflicts of law rules. The parties hereto agree that the state and federal courts of the State of New York shall be the proper forums for any legal controversy arising in connection with this Agreement, and the parties hereby irrevocably and unconditionally consent to the exclusive jurisdiction of such courts for such purposes.

6. INJUNCTIVE RELIEF: Each party acknowledges that a breach of its obligations under this Agreement may result in irreparable harm to the other party for which monetary damages will not be sufficient. Each party hereto agrees that, in the event of a breach or threatened breach by the other party of its obligations under this Agreement, the non-breaching party shall be entitled, in addition to its other rights and remedies hereunder or at law, to injunctive or other equitable relief, and such further relief as may be proper from a court of competent jurisdiction, including specific performance of the obligations set forth in Paragraph 2(e) and 2(f) of this Agreement.

7. MODIFICATION. No modification, amendment, supplement to or waiver of this Agreement of any of its provisions shall be binding upon the parties hereto unless made in writing and duly signed by all parties.

8. INVALIDITY. In the event that any one or more of the provisions of this Agreement shall for any reason be held to be invalid, illegal, or unenforceable, the remaining provisions of this Agreement shall be unimpaired, and the invalid, illegal or unenforceable provision shall be replaced by a mutually acceptable provision, which being valid, legal and enforceable, comes closest to the economic effect and intent of the parties underlying the invalid, illegal or unenforceable provision.

9. NO WAIVER. A waiver of a breach or default under this Agreement shall not be a waiver of any other or subsequent breach or default. The failure or delay in enforcing compliance with any term or condition of this Agreement shall not constitute a waiver of such term or condition unless such term or condition is expressly waived in writing,

10. COUNTERPARTS. This Agreement may be executed in counterparts transmitted by facsimile or other electronic means, and each counterpart shall have the effect of an original.

11. ENTIRE AGREEMENT. This Agreement and any other written agreement entered into by the parties on or after the date of this Agreement shall constitute the entire Agreement among the parties and shall supersede all previous agreements, promises, proposals, representations, understandings and negotiations, whether written or oral, among the parties respecting the subject matter hereof.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement of the day, month, and year first above written.

BULLDOG INVESTORS                             MASSACHUSETTS FINANCIAL
                                                 SERVICES COMPANY

By:    /s/ Phillip Goldstein                  By:    /s/ Mark Polebaum
       -------------------------                     --------------------------
Name:  Phillip Goldstein                      Name:  Mark Polebaum
Title: Principal                              Title: General Counsel
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                                  APPENDIX A

MGF TENDER CONDITIONS:

The Trust will not accept tenders during any period when (a) such transactions, if consummated, would (i) result in the delisting of the Trust's shares from the New York Stock Exchange or (ii) impair the Trust's status as a regulated investment company under the Code (which would make the Trust a taxable entity, causing the Trust's income to be taxed at the Trust level in addition to the taxation of shareholders who receive distributions from the Trust); (b) there is any (i) legal or regulatory action or proceeding instituted or threatened challenging such transaction, (ii) suspension of or limitation on prices for trading securities generally on the New York Stock Exchange or other national securities exchanges, (iii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State, (iv) limitation affecting the Trust imposed by federal or state authorities on the extension of credit by lending institutions, or (v) outbreak or escalation of hostilities, declaration by the United States of a national emergency or war, or other calamity or crisis the effect of which on financial markets is such as to make it, in the good faith judgment of the board of trustees of the Trust, impractical or inadvisable to proceed with the offer;
(c) the board of trustees of the Trust determines in good faith that effecting any such transaction would constitute a breach of its fiduciary duty owed to the Trust or its shareholders, or (d) that the Leverage Proposal fails to receive the requisite votes at the Trust's November 1 annual meeting.